DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007888

February 4, 2004

W. Mark Young
Andrews & Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2004

Re: Anadarko Petroleum Corporation
Incoming letter dated December 19, 2003

Dear Mr. Young:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Anadarko by Trillium Asset Management Corporation, the General Board of Pension and Health Benefits of the United Methodist Church, The Nathan Cummings Foundation, Domini Social Investments LLC, the Libra Fund, L.P. and the Ethical Funds, Inc. We also have received a letter on the proponents' behalf dated January 29, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 17 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

ANDREWS
ATTORNEYS KURTH LLP

Andrews & Kurth L.L.P.
600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com

Securities Exchange Act of 1934
Section 14(a)
Rules 14a-8(i)(7), 14a-8(i)(3) and
14a-8(i)(10)

December 19, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Anadarko Petroleum Corporation: Shareholder Proposal on Greenhouse Gas Emissions*

Ladies and Gentlemen:

On behalf of our client, Anadarko Petroleum Corporation, a Delaware corporation ("Anadarko"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Act"), in reference to the shareholder proposal described below.

Several shareholders of Anadarko have submitted a proposal for inclusion in the proxy materials for Anadarko's 2004 Annual Meeting scheduled for May 6, 2004. Copies of the proposal (the "Proposal") submitted by Trillium Asset Management Corporation and certain other shareholders (the "Proponents") are enclosed with this letter. The Proposal requests that Anadarko's board of directors prepare a report to shareholders by September 1, 2004, "explaining how the company is responding to rising regulatory, competitive and public pressure to significantly reduce GHG [greenhouse gas] emissions."

Anadarko is a large independent oil and gas exploration and production company, with oil and gas reserves and exploration activities located both domestically in the United States and internationally. Anadarko also markets natural gas, oil and natural gas liquids production and owns and operates several gas gathering systems. In addition, Anadarko engages in the hard minerals business through non-operated joint venture and royalty arrangements in several coal, trona (natural soda ash) and industrial mineral mines located in Colorado, Wyoming and Utah. We note that, although Anadarko's operations do entail some combustion of fossil fuels (e.g., operating engines to power oil and gas drilling rigs, and operating compressors for gas gathering operations, etc.), these ancillary activities produce only minor quantities of greenhouse gases in comparison to more traditional manufacturing activities, refining operations, or power generation, in which Anadarko is not engaged. Therefore, we interpret the Proposal as requesting a report on how Anadarko, as a producer of the fuels that, when burned by end users, produce greenhouse gases, is responding to pressures to reduce greenhouse gas emissions.

Management of Anadarko believes it is appropriate to exclude the Proposal from its proxy materials because (1) the Proposal deals with matters relating to Anadarko's ordinary business operations, (2) the Proposal contains "false or misleading statements" as those terms are used in the Commission's proxy rules, and (3) the action requested has already been substantially implemented. Anadarko believes that it is entitled to exclude the Proposal from its 2004 proxy materials:

- under Rule 14a-8(i)(7), which permits exclusion of proposals that deal with matters relating to the company's ordinary business operations;

- under Rule 14a-8(i)(3), which permits exclusion of proposals that are contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits "materially false or misleading statements" in proxy soliciting materials; and

- under Rule 14a-8(i)(10), which allows exclusion if the company has already substantially implemented the proposal.

Anadarko intends to omit the Proposal from its proxy materials, and asks for the Staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action against Anadarko to the Securities and Exchange Commission (the "Commission") as a result of this exclusion.

The Proposal may be excluded under Rule 14a-8(i)(7)

Anadarko believes that the Proposal should be considered a matter of ordinary business operations. Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials.

The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." *Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency*, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Exchange Act Release No. 34-19135, n. 47 (October 14, 1982).

In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position, stating: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). *See also* Delaware General Corporation Law §141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."). The Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate details, or seeks to impose specific time-frames or methods for implementing complex policies.

Pursuant to Rule 14a-8(i)(7), the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report regarding the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. *See Williamette*

Industries, Inc. (March 20, 2001); *AT&T Corp.* (February 21, 2001); *The Mead Corporation* (January 31, 2001).

In a 1983 Release, the Commission specifically addressed the issue of the excludability under Rule 14a-8(i)(7) of proposals requesting reports on matters which relate to a company's ordinary business operations. Exchange Act Release No. 34-20091 (August 23, 1983). Paragraph 5 of the 1983 Release discussing Rule 14a-8(c)(7), now Rule 14a-8(i)(7), states, "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)."

Basis for excluding the Proposal under Rule 14a-8(i)(7). The subject matter of the report called for by the Proposal, addressing Anadarko's response to regulatory, competitive and public pressure to reduce greenhouse gas emissions, encroaches upon areas which are fundamental to management's day-to-day operation of Anadarko's business and, therefore, is excludable under Rule 14a-8(i)(7). *See Exchange Act Release No. 34-39093* (September 18, 1997). This conclusion is evidenced by the Proposal itself, which concerns such subjects as the effect of potential governmental regulation and treaties, actions taken by competitors or other companies in the energy industry, "financial risks", cost savings, and Anadarko's ability to recruit and retain quality employees. Such matters clearly fall into the category of ordinary business matters.

The Proposal's principal focus is Anadarko's economic and competitive position. The Proponents state that they believe "taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage." Evaluation of competitive advantages and risks related to regulations, litigation and reputation damages is a fundamental part of ordinary business operations, and is best left to management and the board of directors. *See Xcel Energy Inc.* (April 1, 2003) (allowing exclusion of a proposal related to a request for a report of the economic risks associated with company's emissions of certain materials, the company's efforts to reduce such emissions, and the economic benefits of reducing such emissions). The substance of the Proposal is very similar to the proposal at issue in *Xcel Energy Inc.*, which was found by the Staff to be excludable.

The second consideration underlying the ordinary business exclusion relates to the degree to which the Proposal seeks to micro-manage Anadarko. Because the Proposal potentially involves excessive detail, seeks to impose a specific timeframe for a response and involves complex business matters, the Proponents seek to micro-manage Anadarko on an impermissible level:

- First, an analysis of environmental, regulatory, business issues, as well as environmental-related actions taken by competitors, is a task of vast scope involving intricate detail.

- Second, by requiring Anadarko's board of directors to complete its analysis and report to shareholders by September 1, 2004, the Proposal impermissibly seeks to impose a specific timeframe.

- Third, the report would probe too deeply into complex matters upon which shareholders, as a group, are not in a position to make an informed judgment.

- Fourth, management believes that evaluation of environmental issues and risks and their potential impact on Anadarko's business is a complex process that involves a mix of confidential, competitively significant and otherwise nonpublic information (in addition to the proprietary information that the Proponents would allow to be omitted from the report).

Management respectfully submits that its business deliberations are most effectively conducted in its corporate offices and board room, rather than reflected in a more public forum such as a proxy statement or a report to shareholders.

The Proponents would contend that the Proposal involves a "sufficiently significant social policy issue," and therefore is an exception to the rule allowing the exclusion of proposals relating to ordinary business matters. In fact, the Proposal requests an evaluation of essentially ordinary business activities—evaluation of possible regulation of greenhouse gas emissions on business and competitive position. Although the Proposal refers to a significant policy issue, its substance focuses squarely on the business prospects and strategy of Anadarko. The Proponents simply cannot circumvent Rule 14a-8(i)(7) by coupling ordinary business matters with a reference to a social policy issue. *See, e.g., Xcel Energy Inc.* (April 1, 2003) (permitting the exclusion of a proposal requiring the preparation of a report of the economic risks associated with company's emissions of certain materials, the company's efforts to reduce such emissions, and the economic benefits of reducing such emissions); *Willamette Industries* (March 20, 2001) (permitting the exclusion of a proposal requiring the preparation of a report of the company's environmental problems and efforts to resolve them). Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside the prohibitory rule found in Rule 14a-8(i)(7). Instead, the Proposal merely addresses the "ordinary business" of Anadarko.

The Proposal may be excluded under Rule 14a-8(i)(3)

For the reasons stated below, Anadarko is unable to determine the requested scope of the report or any relationship to its corporate actions and believes that the Proposal lacks sufficient clarity to be submitted to a shareholder vote. Therefore, Anadarko plans to exclude the Proposal under Rule 14a-8(i)(3). Rule 14a-8(i)(3) provides that a proposal may be omitted if it is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Anadarko believes that the Proposal may be properly excluded under Rule 14a-8(i)(3) for the following reasons:

- The Proposal contains vague, ambiguous and unverifiable assertions and directions to management that render it "false or misleading" for purposes of the proxy rules. Staff Legal Bulletin No. 14 states that: "In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate."

- The Proposal does not provide factual support for its broad conclusory statements. In addition, the failure of the Proponents to provide citations or other documentation to support these statements are misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements.

- In addition to being misleading, the Proposal has not shown how any of the scientific studies and emissions data relate to Anadarko, which is not engaged in activities that produce significant quantities of greenhouse gases. Moreover, the Proposal does not explain why Anadarko's existing disclosures or environmental policy are insufficient.

Basis for excluding the Proposal under Rule 14a-8(i)(3). The Proponents have made the following statements in support of the Proposal which have no basis in fact, or omit to state relevant information, and which Anadarko considers to be false and misleading in violation of the Commission's proxy rules:

1. **Proponents' Statement:** *"In 2001, the Intergovernmental Panel on Climate Change concluded that 'there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activites.' The National Academy of Sciences stated that 'the degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago.'"*

Read together, these statements are misleading because they imply that the assessment of the Intergovernmental Panel on Climate Change ("IPCC") has been endorsed by the National Academy of Sciences. This is not true. *See* report entitled "Climate Change Science: An Analysis of Some Key Questions" prepared by a committee appointed through the Research Council of the National Academy of Sciences (the "Committee Report"). The National Academy of Sciences has not endorsed the IPCC, and the Proponents' attempt to lend unwarranted credibility to the IPCC statement by reference to the National Academy of Sciences is misleading.

Moreover, the first half of the Proponents' statement is attributed to the IPCC without citation, so it is not possible to corroborate it or to determine whether it has been taken out of context. For example, the Proposal does not indicate how or when the IPCC reached its conclusion, to whom these finding were addressed, whether this conclusion was subject to any uncertainties or caveats and how, if at all, this conclusion relates specifically to Anadarko's business. The reference merely to the IPCC without an explanation of what the organization is and which governments are represented is misleading. The Staff has found that a company can properly exclude statements that purport to be the views of persons other than the proponent where such statements are made without a valid citation. *See, e.g., Sysco Corporation* (August 12, 2003) (reference to an "internal study" did not include a citation to a published source); *AMR Corporation* (April 4, 2003) (reference to a study named the institution but did not provide a citation to the specific study and publication date).

2. **Proponents' Statement:** *"The Bush Administration's 'Climate Action Report – 2002' concluded that climate change poses risks to the coastal communities due to sea level rise, water shortages, and increases in the heat Index and frequency of heat waves".*

This statement is misleading because it omits certain facts that are necessary to give shareholders complete and accurate information. The Proposal cites the "Climate Action Report 2002" for the proposition that global warming will cause a variety of harm to the country, including rising sea levels, droughts, and heat waves. Yet, the Climate Action Report itself cites the Committee Report discussed above for the proposition that "fundamental scientific questions remain regarding the specifics of regional and local projections. Predicting the potential impacts of climate change is compounded by a lack of understanding of the sensitivity of many environmental systems and resources - both managed and unmanaged - to climate change." Additionally, the Proponent fails to provide specific citation for this statement, and therefore stockholders are unable to evaluate the accuracy of the Proponents' claims.

3. **Proponents' Statement:** *"100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emission (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors."*

At this date, neither Anadarko nor any of its competitors is able to determine the regulatory obligations it may face in most countries. Most countries have not decided what measures they will take regarding consumer use of petroleum fuels or established emissions standards. Even in countries that have agreed to restrictions under the Kyoto Protocol, few have determined what measures they will impose on companies or consumers. This uncertainty makes it extremely difficult to identify, let alone analyze financial, regulatory or legal risks that might emerge. Additionally, the Proponents' statement is asserted without citation, so it is not possible for stockholders to corroborate the statement or to determine whether it has been taken out of context.

4. **Proponents' Statement**: *"According to recent polls by Zagby and Gallup, 75% of Americans favor mandatory controls on GHG emissions."*

> The Proponents' statement is asserted without citation, so it is not possible for stockholders to corroborate the statement or to determine whether it has been taken out of context.

5. **Proponents' Statement:** *"Recent reports by CERES, The Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors."*

> The Proponents' statement is asserted without citation, so it is not possible to corroborate it or to determine whether it has been taken out of context. In addition, footnote (b) to Rule 14a-9 cites as an example of false and misleading statements, "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation." The statement that the reports "demonstrate that companies are not adequately disclosing the alleged risks of climate change to investors" is only the Proponents' opinion and should be phrased as such, and also falsely implies that Anadarko is not adequately disclosing risks to its investors. At a minimum, the statement should be rephrased as the Proponents' opinion as the conclusion as to what the reports "demonstrate" is a matter of the Proponents' interpretation and not a statement of fact. Due to the lack of foundation for this statement and the improper inference that could be drawn from it, the statement should properly be excluded.

6. **Proponents' Statement:** *"The reinsurer Swiss Re is asking companies applying for officers and directors insurance to explain what they are doing to prepare for potential regulation of GHG emissions."*

> The Proponents' statement is asserted without citation, so it is not possible to corroborate it or to determine whether it has been taken out of context.

7. **Proponents' Statement:** *"Our industry is highly exposed to risk from climate change: according to the Energy Information Administration, over half of the GHG emissions in the Unites States are from oil and gas combustion."*

> The Proponents' statement is asserted without citation, so it is not possible to corroborate it or to determine whether it has been taken out of context. In addition, the phrase "Our industry is highly exposed to risk from climate change:" should at a minimum be rephrased as the Proponents' opinion since the Proponents have not established it as a

fact. Due to the lack of foundation for this statement and the improper inference that could be drawn from it, the statement should properly be excluded.

8. **Proponents' Statement:** *"Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor, and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NVP of $650 million."*

The Proponents' statement is asserted without citation, so it is not possible to corroborate it or to determine whether it has been taken out of context. In addition, the statement implies that Anadarko is not an industry leader and that Anadarko fails to take actions to reduce its exposure to climate change related risks. Due to the lack of foundation for this statement and the improper inference that could be drawn from it, the statement should properly be excluded.

9. **Proponents' Statement:** *"According to* Oil and Gas Investor, *the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees."*

The Proponents' statement is without citation, so it is not possible to corroborate it or to determine whether it has been taken out of context. Also, it is unclear whether *Oil and Gas Investor* is the source for both sentences or whether the second sentence requires an additional source. Finally, the statement falsely implies that Anadarko is having trouble recruiting and retaining quality employees. Due to the lack of foundation for this statement and the improper inference that could be drawn it, the statement should properly be excluded.

10. **Proponents' Statement:** *"Anadarko annually submits the publicly available "Voluntary Climate Change Challenge Progress Report" to the Canadian government, but produces no comparable report on its U.S. operations.*

The Proponents' statement is misleading because it incorrectly implies that Anadarko is intentionally concealing information about its U.S. operations and that a report on U.S. operations similar to the report it provides in Canada could be easily produced. In fact, Anadarko participates in voluntary programs as a member of certain trade organizations both in Canada and the U.S. Through one of its Canadian subsidiaries that is a member of the industry trade organization Canadian Association of Petroleum Producers ("CAPP"), Anadarko has since 1995 voluntarily submitted GHG data at the request of CAPP into the Voluntary Challenge and Registry, Inc. program. This program is sponsored by the Canadian government. Until recently, there was no similar voluntary program in the United States, and Anadarko did not want to waste its resources creating its own framework for such reporting absent industry consensus on what that framework should be. However, the American Petroleum Association ("API"), of which Anadarko Petroleum Corporation is a member, recently asked its membership to participate in the API Climate Challenge Program. Anadarko agreed to participate in this program in October 2003. In September 2003, Anadarko also became a partner in the US EPA Natural Gas STAR Program, a voluntary partnership between EPA and the oil and natural gas industry designed to cost-effectively reduce methane emissions from natural gas operations. Anadarko has not provided a report on its U.S. operations similar to its Canadian voluntary report because there has previously been no voluntary framework in the U.S. for such reports. Now that such a framework is being constructed, Anadarko intends to participate in it. Therefore, due to the improper inference that could be drawn from this statement, the statement should properly be excluded.

In fact, the entire Proposal is misleading because it implies that Anadarko's operations are a significant factor in greenhouse gas emissions and global warming and that Anadarko is producing unnecessary amounts of pollution which is the cause global warming. The Staff has stated in Staff Legal Bulletin No. 14 that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The Staff has also on many occasions found that a company could properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials when such proposals and supporting statements contained false and misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See Sysco Corporation* (Augut 12, 2003); *Siebel Systems, Inc.* (April 15, 2003); *Emerson Electric Co.* (October 27, 2000).

In view of previous no-action letters and interpretations and recent cautionary statements by the Staff, Anadarko believes that the Proponents were on notice of the rules and interpretations that govern a proposal to be submitted for shareholder action. Accordingly, Anadarko requests that the Staff grant no-action relief for excluding the Proposal on the basis of Rule 14a-8(i)(3) rather than permit the Proponents to cure defects. An extended revision process would encourage redrafting and expansion of the already broad Proposal, would lead to submission of future vague proposals by the Proponents, and would also cause Anadarko to incur further legal and administrative costs while reducing the time available for Anadarko to prepare its proxy materials.

Accordingly, Anadarko respectfully submits that the Proposal may be excluded by virtue of Rule 14a-8(i)(3) and that the Staff should not allow the defects in the Proposal to be corrected by amendment.

The Proposal may be excluded under Rule 14a-8(i)(10)

Anadarko believes that the Proposal in essence is requesting a report on environmental and regulatory issues. As such, the Proposal may properly be omitted from Anadarko's proxy materials pursuant to Rule 14a-8(i)(10), which allows exclusion if the company has already substantially implemented a proposal. Anadarko believes that the resolution has been substantially implemented, and can therefore be omitted from its proxy statement, on the basis that management has in place a system and procedures to evaluate and manage risks associated with environmental regulations and related matters.

When a company can demonstrate that it has already adopted policies or acted to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See Exxon Mobil Corporation* (January 24, 2001); *Nordstrom Inc.* (Feb. 8, 1995); *The Gap, Inc.* (March 8, 1996). Furthermore, the fact that a company's implementation was not precisely in the format requested does not entitle the proponent to submit the proposal. *See Exxon Mobil Corporation* (January 24, 2001); *E.I. Dupont de Nemours and Company* (February 14, 1995); *The Boeing Company* (February 7, 1994).

Anadarko, through its disclosure in its publicly filed periodic reports and through information available on its website, has communicated to its shareholders regarding its regular examination of environmental issues. To require a special report on these issues that Anadarko continues to address would be substantially duplicative of efforts already being undertaken. The following reports have already been provided, or are available, to shareholders:

1. *Anadarko's Annual Report on Form 10-K filed with the SEC on March, 14, 2003.*

- "The Company's oil and gas operations and properties are subject to numerous federal, state and local laws and regulations relating to environmental protection from the time the oil and gas projects commence until abandonment. These laws and regulations govern, among other things, the amounts and types of substances and materials that may be released into the environment, [and] ...the release of emissions into the atmosphere.... In addition, these laws and regulations may impose substantial liabilities for the Company's failure to comply with them or for any contamination resulting from the Company's operations. Anadarko takes the issue of environmental stewardship very seriously and works diligently to comply with applicable environmental and safety rules and regulations. Compliance with such laws and regulations has not had a material effect on the Company's operations or financial condition in the past. However, because environmental laws and regulations are becoming increasingly more stringent, there can be no assurances that such laws and regulations or any environmental law or regulation enacted in the future will not have a material effect on the Company's operations or financial condition." (page 49).

- "DOMESTIC GOVERNMENTAL RISKS The domestic operations of the Company have been, and at times in the future may be, affected by political developments and by federal, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations." (page 50).

2. *www. Anadarko.com*. Anadarko has adopted seven guiding principles that drive its environmental responsibility, health and safety programs wherever it operates. The following are Anadarko's "7 Guiding Principles" as listed on Anadarko's web site:

1. Protect – We will operate worldwide in a manner that protects the health and safety of people, the environment and assets.
2. Train – We will communicate with employees, contractors, and communities about our operations and discuss responsibilities.
3. Report – We will report all incidents internally and externally.
4. Respond – We will respond to all incidents using a company wide plan that incorporates site-specific requirements.
5. Investigate – We will investigate all incidents to determine their root causes and communicate the lessons learned.
6. Assess – We will regularly review company plans, designs, and operations to assess risks, hazards, and compliance systems to drive continuous improvement.
7. Document – We will maintain appropriate records.

On a regular basis, the Board of Directors and the management of Anadarko review the risks facing Anadarko's business, including the environmental and regulatory matters associated with its operations. Management has considered the Proposal in connection with submitting this letter and can assure the Proponents and the Staff that it has considered and will continue to consider concerns of its shareholders as well as a mix of other information from other sources in managing risk and making business decisions.

For the reasons set forth above, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

Conclusion

As required by Rule 14a-8(j), this letter is submitted at least 80 days before the filing of Anadarko's definitive proxy statement, and six copies of the Proposal and supporting statement and six copies of this letter are enclosed. Also, as required by Rule 14a-8(j), we are forwarding a copy of this letter to the Proponents duly advising the Proponents of Anadarko's intention to omit the Proposal. Please file-stamp and return the enclosed extra copy of this letter in the enclosed, self-addressed stamped envelope.

For the reasons outlined above, Anadarko respectfully requests that the Staff concur in its conclusion that the Proposal need not be included in its proxy statement and form of proxy for its 2004 Annual Meeting. Anadarko is prepared to submit additional support for exclusion under Rule 14a-8(i)(3), (i)(7), and (i)(10) and believes that exclusion under each of these rules is warranted.

In the event the Staff disagrees with any conclusion expressed herein, or if we can assist in any way in providing information in support or explanation of Anadarko's position, we would appreciate an opportunity to confer with the Staff before issuance of its response. Please contact the undersigned at (713) 220-4200 or Suzanne Suter, Vice President, Corporate Secretary and Chief Governance Officer of Anadarko, at (832) 636-7560 with any questions.

Sincerely,

W. Mark Young

cc: Suzanne Suter, Anadarko Petroleum Corporation
Shelley Alpern, Trillium Asset Management Corporation
Vidette Bullock Mixon, General Board of Pension and Health Benefits of the United Methodist Church
Lance E. Lindblom, The Nathan Cummings Foundation
Adam Kanzer, Domini Social Investments LLC
Libra Fund, L.P., c/o Farha-Joyce Haboucha, Rockefeller & Co., Inc.
Robert Walker, Ethical Funds Inc.

Trillium ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World™

RECEIVED NOV 21 2003 LEGAL

November 19, 2003

Suzanne Suter
Vice President, Corporate Secretary and Chief Governance Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380

Dear Ms. Suter:

Trillium Asset Management is an investment firm based in Boston specializing in socially responsible asset management. We manage approximately $700 million for institutional and individual clients.

In October, Trillium Asset Management, Domini Social Investments, Ethical Funds, ISIS Asset Management and the General Board of Pensions and Health Benefits of the United Methodist Church wrote to Anadarko's investor relations department to request a dialogue on Anadarko's policies on the critical issue of global climate change. In that letter, we indicated the possibility that we might file a shareholder proposal, and outlined the factors involved in our decision making. As there has been no response from Anadarko, I am writing today to notify you of our intention to file the enclosed shareholder resolution.

Trillium Asset Management submits this resolution for inclusion in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Trillium Asset Management is investment advisor to the Sara G. Whitman 1999 Revocable Trust, which is beneficial owner of 110 shares managed of Anadarko common stock acquired this position more than one year prior to this date. We will forward to you shortly a letter from Ms. Whitman, Trustee of this account, authorizing Trillium Asset Management to represent her in this matter, and affirming her intention to hold the position through the 2004 annual shareholder meeting. Verification of ownership will be also be provided.

Sincerely,

Shelley Alpern

Shelley Alpern
Assistant Vice President

cc: Robert Allison, Jr., Chairman, President and Chief Executive Officer
David Larson, Vice President, Investor Relations

SHAREHOLDER RESOLUTION

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Bush Administration's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, The Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

Our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, and Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Anadarko annually submits the publicly available "Voluntary Climate Change Challenge Progress Report" to the Canadian government, but produces no comparable report on its U.S. operations;

RESOLVED: Shareholders request the Board to prepare a report (at reasonable cost and omitting proprietary information) by September 1, 2004, explaining how the company is responding to rising regulatory, competitive and public pressure to significantly reduce GHG emissions.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

RECEIVED

NOV 24 2003

Robert J. Allison, Jr.

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-1118
1.800.851.2201

November 19, 2003

Robert J. Allison, Jr. CEO
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380-1046

Dear Mr. Allison:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $11 billion for over 67,000 of its active and retired participants. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. In such capacity, the General Board has an investment position of 37,527 shares of common stock in Anadarko Petroleum Corporation

The General Board continues to be critically concerned about climate change and the carbon emissions generated by companies in all industries. As an institutional shareholder focused on the long-term prospects of the company, we request to learn, among other information:

- at the very minimum, our company's stance on climate change;
- how our company is responding to the multiple risks to oil and gas companies presented by climate change;
- how our company is responding to the economic opportunities that are emerging in this area.

Please know that we co-file this resolution with the hopes of initiating substantive dialogue regarding our company's climate change policies and reporting.

Therefore, I am hereby authorized to notify you of our intention to co-file with Trillium Asset Management Corporation, this resolution for consideration and action by the stockholders at the 2004 Annual Meeting. We also request that the resolution and our support of it be included in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of Anadarko Petroleum Corporation shares, with a value of at least $2,000 for at least twelve months prior to the date of filing this 2004 shareholder proposal. Proof of the General Board's ownership of these shares will follow. It is our intent to maintain ownership of Anadarko Petroleum stock through the date of the Annual Meeting.

Representatives of the General Board welcome the opportunity to dialogue with management on this matter.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns

THE · NATHAN · CUMMINGS · FOUNDATION

RECEIVED
NOV 21 2003
LEGAL

November 20, 2003

Suzanne Suter
Vice President, Corporate Secretary & Chief Governance Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380

Dear Ms. Suter:

The Nathan Cummings Foundation, an endowed institution with $400 million of investments, is committed to the creation of a socially and economically just society that protects the environment for future generations. As one of its primary goals, the Foundation seeks to facilitate environmental justice and environmentally sustainable communities by supporting the accountability of corporations, as well as other institutions, for their environmental practices.

As a major producer and one of the world's largest independent oil and gas companies, Anadarko's environmental practices have a significant impact on the communities and environments in which it operates. As such, Anadarko's commitment to protecting the environment is especially important.

We commend our company for its efforts to promote sustainable energy production and its commitment to open communication regarding both internal and external environmental concerns. However, we understand that you received a letter from concerned shareholders regarding the company's response to rising regulatory, competitive and public pressure to significantly reduce greenhouse gas emissions and that, to date, they have received no response. This not only violates the company's stated commitment to open communication regarding environmental concerns, it calls into question the company's readiness to respond to such pressures.

We are concerned that Anadarko may be allowing short-term corporate interests to prevail over long-term corporate considerations, including environmental impacts. While the Kyoto Protocol's near term prospects of international ratification are uncertain, other greenhouse gas emissions restrictions and trading schemes are in place at the national, regional and state levels and continue to gain ground. Cap-and-trade schemes and the growing movement to adopt Renewable Portfolio Standards represent potential opportunities and challenges for companies in the oil and gas sector.

Companies that act early to address the risks posed by climate change will be better positioned, in the words of the Carbon Disclosure Project Report,

> *. . . to achieve cost-effective risk management solutions, to adapt to unforeseen future developments and to exploit any upside profit opportunities. Companies acting sooner to secure emissions reductions via the greenhouse gas trading*

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.ncf.org

markets can expect to pay less for emissions reductions, and will gain competitive advantage in terms of cost and market risk management.[1]

Conversely, companies that fail to act may lose a substantial competitive edge to early actors, expose themselves to reputation and brand damage and invite increased regulatory and litigation risk.

With these considerations in mind, we submit this resolution for inclusion in Anadarko's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. Trillium Asset Management is the lead proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of 6,369 shares of Anadarko stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have held over $2,000.00 worth of the stock for more than one year. We will continue to hold these shares through the stockholder meeting.

If you have any questions or concerns about this resolution, please do not hesitate to contact us at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Caroline L. Williams
Chief Financial and Investment Officer

cc: Interfaith Center on Corporate Responsibility Members and Associates

[1] The Carbon Disclosure Project Report, available at www.cdproject.net.

Domini
SOCIAL INVESTMENTS LLC

RECEIVED
NOV 24 2003
LEGAL

The Way You Invest Matters℠

November 20, 2003

Suzanne Suter
Vice President, Corporate Secretary and Chief Governance Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380

Dear Ms. Suter:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 65,000 shares of common stock in Anadarko.

As you are aware, Trillium Asset Management recently submitted the attached shareholder resolution asking Anadarko to prepare a report explaining how the company is responding to rising pressures to reduce greenhouse gas emissions. We strongly believe that this resolution is in our company's long-term best interests, and contributes to shareholder value. We have therefore decided to co-sponsor the resolution with Trillium Asset Management.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. A letter verifying our ownership of Anadarko shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Trillium Asset Management will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

While Trillium Asset Management is considered the primary contact for this resolution, we would appreciate being copied on any correspondence regarding the resolution.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

ROCKEFELLER & CO

Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112
212-649-5600

RECEIVED
NOV 25 2003
LEGAL

November 24, 2003

Ms. Suzanne Suter
Vice President, Corporate Secretary and Chief Governance Officer
Anadarko Petroleum Corp.
1201 Lake Robbins Drive
The Woodlands, TX 77380-1046

RE: Resolution for 2004 Annual Shareholder Meeting

Dear Ms. Suter:

Libra Fund, L.P. (the "Fund") is a socially responsive investment partnership that is the beneficial owner of 7,680 shares of Anadarko Petroleum common stock. This stock was acquired more than one year ago.

The Fund submits the enclosed resolution on behalf of its partners for inclusion in the Anadarko Petroleum (the "Company") Proxy Statement and Form of Proxy relating to the 2004 Annual Meeting of the stockholders of the Company.

The Fund intends to fulfill all requirements of the Securities Exchange Act of 1934 Rule 14a-8 ("Rule 14a-8"), including holding the requisite amount of equity through the date of the 2004 meeting. We will also submit a certification from the Fund's custodian, J.P. Morgan Chase Bank, of its holding of 7,680 shares of Anadarko Petroleum common stock in fulfillment of the share amount and time requirements of Rule 14a-8.

It is our understanding that this resolution will also be filed by Trillium Asset Management and others. To that end, the representatives of the Fund are not submitting a separate proposal but are co-sponsoring the resolution with this group. The representative from Trillium Asset Management copied on this letter has been designated as the lead filer and primary contact on this matter.

The Fund reserves the right to be notified separately in all communication the Company has with proponents on this matter.

LIBRA FUND, L.P.

By: Rockefeller & Co., Inc., General Partner

By: Farha-Joyce Haboucha, Authorized Signatory
Senior Portfolio Manager &
Director of Socially Responsive Investments

cc: Ms. Shelley Alpern, Trillium Asset Management

ethical funds
Do the right thing.
Member of Credential Group

RECEIVED
NOV 25 2003
LEGAL

Mutual Fund Manager:
Ethical Funds Inc.

Mutual Fund Dealer:
Credential Asset Management Inc.

November 24, 2003

Suzanne Suter
Vice President, Corporate Secretary and Chief Governance Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380

Dear Ms. Suter:

Ethical Funds Inc. is the beneficial owner of 2130 shares of Anadarko Petroleum Corporation. Verification of ownership is enclosed.

Ethical Funds is co-filing the enclosed resolution sponsored by Trillium Asset Management for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We would appreciate your indicating in the proxy statement that Ethical Funds Inc. is a co-sponsor of this resolution. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC guidelines. We will continue to hold shares in the company through the stockholders' meeting.

Please contact me at (604) 714-3833 if you have any questions about our participation as a co-sponsor of this resolution.

With Best Regards,

ETHICAL FUNDS INC.

Robert Walker
Vice President, SRI Policy & Research

Phone: 604-714-3833
Fax: 604-714-3861

E-mail: rwalker@credential.com

Attachments (2)

cc: Shelley Alpern, Assistant Vice President, Trillium Asset Management, 711 Atlantic Ave, 4th floor, Boston, MA, 02111 (617) 423-6655

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 29, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Anadarko Petroleum Corporation

Via fax

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the United Methodist Church, Trillium Asset Management (on behalf of one of their clients), the Nathan Cummings Foundation, Domini Social Investments, the Libra Fund and Ethical Funds, Inc. (who are collectively referred to hereinafter as the "Proponents"), who are beneficial owners of more than 118,816 shares of common stock of Anadarko Petroleum Corporation (hereinafter referred to either as "Anadarko" or the "Company"), and who have submitted a shareholder proposal to Anadarko, to respond to the letter dated December 19, 2003, sent to the Securities & Exchange Commission by Andrews & Kurth on behalf of the Company, in which Anadarko contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a8(i)(3) and 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Anadarko's year 2004 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for the Company to report on "how the company is responding to rising regulatory, competitive and public pressure to significantly reduce GHG [Greenhouse gas] emissions".

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such significant policy considerations that Rule 14a-8(i)(7) is inapplicable to them. *Weyerhaeuser Company* (January 16, 2003); *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990).

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to (i) the report entitled "Corporate Governance and Climate Change: Making the Connection", written by Douglas Cogan of the Investor Responsibility Research Center and published in June 2003 (the "IRRC Report", a copy of which will be supplied to the Staff upon request); and (ii) the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

The *Xcel Energy* letter, cited by the Company, is inapposite. The proposal involved in that letter explicitly requested the registrant to do a risk assessment comparing future (speculative) costs against the costs of immediate action. No such comparable request appears in the Proponents' shareholder proposal. On the contrary, it requests that the Company report on its response to pressures to reduce its own emissions and the emissions caused by the use of its products. The fact that the whereas clauses mention that there are regulatory, litigation and reputational risks from doing nothing is without probative value with respect to the application of Rule 14a-8(i)(7). First of all, these statements are not a part of the action being requested but merely constitute arguments that might appeal to some shareholders. They are therefore irrelevant in considering whether the Proponents' shareholder proposal deals with ordinary business matters. That question must be determined by looking within the four corners of the proposal itself. (We recognize that the Staff does import into the Resolve Clause the contents of a whereas clause/supporting statement when such clause/statement describes the proposed content of a requested report; that may be quite logical since it is treating an elaboration of a request as if it were part of the request itself, but is irrelevant in the instant case where the material cited by the Company pertains not to the scope of the report but rather constitutes an argument in favor of the proposal.) Furthermore, it is hard to imagine any proposal involving significant policy issues that does not involve one or more regulatory, litigation or reputational risks. Were the Staff to agree with Anadarko's argument, it would effectively be repealing (in violation of the Administrative Procedure Act) the Commission's determination of what the Rule is intended to mean, which determination itself constitutes a part of the Rule. See *ACTWU v. Walmart*, 821 F.Supp. 877 (S.D.N.Y.1993). Finally, it should be noted that reputational risk may be the very reason why a shareholder proposal raises an important policy issue, as illustrated by shareholder proposals dealing with registrants operating in nations with severe human rights violations, such as South Africa (under apartheid), Burma, Uganda (under Idi Amin) etc. In this connection, see the letter sent by Acting Chairman Unger to Congressman Frank P Wolf, together with the supporting memorandum from David Martin, to be found at 2001 SEC No-Act LEXIS 579.

The company's claim that the Proponents' shareholder proposal is an attempt to micro-manage the Company is equally without merit. The proposal requests a report on how the Company is responding to pressures arising from concerns about greenhouse gases. It neither suggests how the Company should respond nor dictates the contents of that report. Consequently, there are no grounds for a rational argument that the Proponents are attempting to micro-manage the Company.

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(i)(7).

RULE 14a-8(i)(3)

(1)

It is disingenuous for the Company to state that it is unable "to corroborate" the IPCC quotation since the IPCC document is a well-known and publicly available. If Anadarko's management has failed to find and read this report it is doubtless derelict in its duties. For the Staff's information, as well as for the elucidation of the deliberately ignorant, the citation is http://www.ipcc.ch and the quotation is in the Preface to "Climate Change 2001: The Scientific Basis". That the Company's arguments are entitled to no credence and cannot be taken seriously is best illustrated by its whine that "the Proposal does not indicate. . . when the IPPC reached its conclusion" when the proposal explicitly cites 2001 as the time of publication of the IPCC report. Nevertheless, we would be pleased to add any clarification (such as the web site) that the Staff deems appropriate, although we do not believe that any is needed or required by Rule 14a-9 (dealing with

MATERIAL omissions). Nor do we believe that an accurate quote (which Anadarko apparently was able to find) from a report of the National Academy of Science, which quote itself refers to the IPCC report, can in any possible way be misleading. No claim is made that the Academy has endorsed the IPCC report. Any "unwarranted credibility" being lent to the IPPC report is obviously being created not by the Proponents but rather by the Academy. For the Staff's information, the statement by the National Academy of Science is to be found on page 3 of the Summary of its Report entitled "Climate Change Science: An Analysis of Some Key Questions" (available on the web at the National Academies Press web site, www.nap.edu) which is the very report the Company cites (but without providing the Staff with any web site or other source so that the Staff may, in Anadarko's frequent refrain, "corroborate it or . . . determine whether it has been taken out of context") as proof of non-endorsement of the IPCC report by the Academy.

(2)

The U. S. government's conclusion set forth in the second whereas paragraph may be found in the in the "Summary of the National Assessment" in Chapter 6 ("Impacts and Adaptations") of the "U.S. Climate Action Report – 2000" (May, 2002, updated October 2003). (At page 82.) The citation is http://www.usgrrp.gov/usgcrp/Library/thirdnatcom. We do not believe that this citation is required by Rule 14a-9, but will be glad to add it at the Staff's request.

It is perfectly true that there are uncertainties with respect to the impacts that global warming is having and will have. However, those uncertainties pertain to the EXTENT of the impacts, but NOT WHETHER there will be impacts. (See, e.g., in the introductory portion of Chapter 6 of the U.S. Climate Action Report the statement that although "current analyses are unable to predict with confidence the timing, magnitude, or regional distribution of climate change, the best scientific information indicates that if greenhouse gas concentrations continue to increase, changes are likely to occur.") In particular, Chapter 6 of the Bush administration's U.S. Climate Action Report had the following to say about the risks of sea level rise, water shortages and the effects of increased heating which are mentioned in the Proponents' second whereas clause:

> Although successful U.S. adaptation to the changing climate conditions during the 20th century provides some context for evaluating potential U.S. vulnerability to projected changes, the assessments indicate that the challenge of adaptation is likely to be greater during the 21st century than in the past. Natural ecosystems appear to be the most vulnerable to climate change because generally little can be done to help them adapt to the projected rate and amount of change. Sea level rise at mid-range rates is projected to cause additional loss of coastal wetlands, particularly in areas where there are obstructions to landward migration, and put coastal communities at greater risk of storm surges, especially in the southeastern United States. Reduced snowpack is very likely to alter the timing and amount of water supplies, potentially exacerbating water shortages, particularly throughout the western United States, if current water management practices cannot be successfully altered or modified. Increases in the heat index (which combines

temperature and humidity) and in the frequency of heat waves are very likely. At a minimum, these changes will increase discomfort, particularly in cities; however, their health impacts can be ameliorated through such measures as the increased availability of air conditioning.

In the body of Chapter 6 these points are fleshed out. For example, it is stated (at p. 103) that "climate models project that global warming will increase sea level by 9-88 cm (4-35 inches) during the 21st century, with mid-range values more likely than very high or very low estimates." Subsequently, the report notes (at p. 103) that "Climate change and sea level rise could present significant threats to valuable, productive coastal ecosystems", a conclusion that is quite unsurprising in light of the fact that a "mid-range" increase in sea levels would be more than a foot and a half.

(3)

It is quite unclear in what way the Company believes that the Proponents violate Rule 14a-9 in the third whereas paragraph. Anadarko has failed to allege any misleading statement (but rather makes an argument on the merits of the proposal). If the objection relates to the first sentence, the fact that 100+ countries have ratified the Kyoto Protocol is supported by many sources, including the Financial Times (December 23, 2003, Japan Edition), the Sydney (Australia) Morning Herald (January 12, 2004) and The Moscow Times (December 24, 2003), each of which states that 120 nations have ratified the Protocol. If the objection is to the second sentence, the sentence is a verbatim quotation of the second sentence of an article in The New York Times of October 28, 2003 entitled "The Warming Is Global but the Legislating, in the U.S., Is All Local".

(4)

There is no context out of which the Proponents have taken the poll numbers. The poll numbers are poll numbers are poll numbers. The most recent poll numbers for Zogby were complied after the Proponents had drafted their proposal and are available on the Zogby web site (www.zogby.com) in a press release dated October 23, 2003 which states (second paragraph):

> Three-fourths (74%) of the respondents support legislation proposed by Senator John McCain (R-AZ) and Joseph Lieberman (D-CT) to *require* major industries to reduce greenhouse gas emissions to year 2000 levels within the next seven years. One in five (18%) said they oppose such legislation. (Emphasis supplied.)

The prior poll is apparently no longer available on the Zogby web site, but can be accessed on other web sites such as http://www.uscusa.org/global_environmant/global_warming. At that site the Zogby report is reproduced and shows that the poll on "American Attitudes on Climate Change" was taken in June, 2002 with a margin of error of =/- 3.2%. The third question asked had the following results:

Should the government rely on a voluntary approach to global warming, in which fossil-fuel power plants and other industries are simply asked to reduce emissions of heat-trapping gases, or should the government set standards that require industries to reduce those pollutants?
The response
Set standards – 76%
Voluntary approach – 16%
Not sure – 8%

Both Zogby's June, 2002, poll and the October, 2003, poll reach the same clear conclusion, namely that three-quarters of Americans favor mandatory controls on GHG emissions. We do not believe that any citation is needed (anyone can get confirmation of the most recent poll simply by accessing the Zogby web site which is readily available to anyone curious enough to inquire.)

The Gallup results are virtually identical (although these results cannot be *accessed without cost on the Gallup web site, they are available for free on other web* sites such as http://www.climatesolutions.org/pages/eNewsbulletins/May 2003/Gallup where the following results may be found):

Imposing mandatory controls on carbon dioxide emissions or other greenhouse gases:

Favor	75%
Oppose	22%
No opinion	8%

The poll, which has a margin of error of +/- 3%, may also be accessed on other web sites such as http://www.climatenetwork.org/uscanweb/gallupapril03.htm.

(5)

Although we do not believe that it is necessary, the Proponents would, if the Staff so requests, be willing to insert the words "we believe demonstrates" in lieu of the word "demonstrate".

As will be clear to any shareholder reading the proxy statement, the statements made are generic and do not refer specifically to Anadarko.

The citations for the studies are as follows:

CERES and Innovest: "Value at Risk: Climate Change and the Future of Governance (April, 2002) available in full text at www.ceres.org (under Reports).

The Carbon Disclosure Report 2002 is available in full text at the Carbon Disclosure Project web site at www.cdproject.net.

The 120 page Investor Responsibility Research Center publication entitled "Corporate Governance and Climate Change: Making the Connection" may be obtained thru the IRRC website: www.IRRC.org.

(6)

The Proponents' statement is accurate and the position of Swiss Re has been very extensively reported. The Company implies that it (rather than shareholders) is unable to ascertain the accuracy of the statement. On the contrary, it is apparent that Anadarko simply feels compelled to challenge each and every statement made, apparently out of a desire not to ascertain the truth of the statements made, but rather to harass the Proponents.

The position of Swiss Re is well known and widely reported. For example, on its web site (www.swissre.com) SwissRe includes the following:

> The business case for sustainability: reinsurance
>
> Directors' and Officers' (D&O) insurance protects board members and senior management against professional liability. As the probability of legal obligations to reduce greenhouse gas emissions rises, there is a risk that a company's failure to address compliance could create personal liability for its directors and officers. The shareholder value of a non-compliant company is likely to drop, and shareholders might directly sue board members and senior executives.
> Swiss Re's Greenhouse Gas Risk Solutions unit and D&O underwriting (both of the Financial Services Business Group) were quick to identify this new kind of risk and have jointly developed a questionnaire to evaluate companies' policies on climate change. The feedback helps underwriters to assess the quality of a risk. In the case of a bad risk, Swiss Re will first try to sensitise the respective client to the potential GHG exposure. But if necessary precautions or measures are not taken, an exclusion could ultimately be introduced to address that particular case.

Alternatively, one could look at the testimony on October 1, 2003, before the a subcommittee of the United States Senate Committee on Commerce, Science and Transportation, by Christopher Walker, the North American managing director of Greenhouse Gas Risk Solutions for Swiss Re. At the Senate hearing, after noting that a study of the 500 largest corporations in the world found that although 80% of them acknowledged climate change as a financial risk, only 35-40% of them were taking action to address that risk, Mr. Walker went on to say:

Swiss Re has focused on risks from GHGE [greenhouse gas emissions] emissions reductions in our own – to our current customers. For example we are focusing on the exposure potential for directors and officers coverage.

Swiss Re's thinking on this matter has been widely reported in the press. Examples of such reporting include Pensions Week of November 10, 2003 ("Swiss Re is now questioning companies on their strategic response to climate change when renewing D&O coverage and may deny coverage to those firms failing to act."); Crain Communication's Business Insurance of September 1, 2003 ("Swiss Re also is asking directors and officers of companies what they are doing about reducing greenhouse gas emissions as part of the D&O liability insurance renewal process."); CFO.com (a publication of The Economist) of May 8, 2003 ("Swiss Re may drop D&O policies for those lagging in gas-emissions controls."). In addition, the May 7, 2003 Wall Street Journal contained an extensive article on the matter, excerpts from which follow:

With all the talk of potential shareholder lawsuits against industrial emitters of so-called greenhouse gases, Zurich-based insurance powerhouse Swiss Re is considering denying coverage, starting with directors-and-officers liability policies, to companies it decides aren't doing enough to reduce their output of the gases.

Swiss Re plans to start mailing out questionnaires in the next few weeks in which it will ask the buyers of directors-and-officers insurance what they are doing to prepare for imminent government restrictions on greenhouse-gas emissions. If Swiss Re decides a client isn't doing enough, it may consider refusing the company D&O coverage when, in a few years, certain countries begin implementing those rules. . . .

"Emissions reductions are going to be required. It's pretty clear," says Christopher Walker, managing director for a unit Swiss Re set up in 2001 to look at the corporate implications of global warming. "So companies that are not looking to develop a strategy for that are potentially exposing themselves and their shareholders."

Swiss Re plans to send out similar questionnaires later this year to an even bigger group of its clients: the primary insurers that underwrite corporate insurance policies and buy backup, or reinsurance, coverage from Swiss Re.

It is simply absurd for the Company to assert that they, or the shareholders, cannot corroborate this whereas clause or determine if it has been taken out of context.

(7)

On its web site (www.eia.doe.gov), the United States government's Environmental Information Agency has a simple explanation of the sources of greenhouse gases in the United States. An excerpt follows:

What Are the Sources of Greenhouse Gas Emissions?

> In the United States, nearly 85 percent of anthropogenic greenhouse gas emissions resolved from the burning of fossil fuels. . . . Methane from landfillls, coal mines, oil and gas operations, and agriculture represents an additional 10 percent of annual emissions (on a carbon equivalent basis). Other significant sources include man-made gases, such as hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), and sulfur hexafluoride (SF_6), nitrous oxide (N_2O), which is emitted with the combustion of fossil fuels as well as being released by nitrogenous fertilizers and by certain industrial processes.

Subsequently, the Agency supplies a pie chart that shows that of the greenhouse gases produced by the consumption of energy in the United States, the consumption of petroleum creates 42% and the consumption of natural gas creates 22%, for a total of 64% of the greenhouse gases attributable to the consumption of energy (coal accounts for the remaining 36%). Since, as noted in the foregoing quotation form the Agency document, some 85% of the greenhouse gas emissions result from the burning of fossil fuels, oil and gas contributes 54.4% (64% of 85%) of the total emissions, a figure that is clearly consistent with the Proponents' statement that "more than half" of the emissions are from oil and gas combustion. (Since, as noted by the Agency, the 85% figure includes only carbon emitted by *consumption* of energy and does not include the emissions created by the operations of the oil and gas industry itself, nor the emissions of N2O, the true figure for the oil and gas industry is in reality higher than 54.4%.)

Thus, the statement made by the Proponents in the seventh whereas clause is not their own opinion, but is a statement of fact made by the government of the United States.

(8)

For the benefit of the Staff, please be informed that the following citations support the statement that the enumerated companies are taking the types of actions mentioned in the paragraph. (There is no evidence that Anadarko is taking any such actions, so any implication that Anadarko is not an industry leader in this regard would be an appropriate inference.)

A study (entitled "Sleeping Tiger, Hidden Liabilities: Amid growing risk and industry movement on climate change ExxonMobil falls farther behind"), made available on the CERES web site (www.ceres.org), by the London firm of Claros Consulting, is described in the accompanying press release (also available on the CERES web site) as follows:

> According to the study, three of the four supermajor oil and gas companies - Shell, BP, and ChevronTexaco - are using and exploring a wide array of energy and risk management options to deal with such factors as emerging carbon constraints, greenhouse gas emissions trading and new energy mandates. These strategies include incorporating "carbon pricing" into future planning scenarios

and decisions, setting emissions reductions targets, developing emissions trading experience and investing in renewable energy.

Actions taken by the other three oil companies are described on their respective web sites. See, for example, www.statoil.com, which contains the following to be found in its 2002 annual report:

International prize for carbon dioxide storage

The technology development prize from the World Petroleum Congress went to Statoil in 2002 for its work on injecting and storing carbon dioxide in a sub-surface aquifer in the Sleipner area of the North Sea. This project was selected as the winner from among 78 candidates.

About a million tonnes of carbon dioxide are returned underground and stored in the Sleipner area every year. This technology will also be applied on Statoil's Snøhvit project in the Barents Sea, which comes on stream in 2006. Some 700 000 tonnes of the greenhouse gas will be stored there annually.

Ranked as the world's first industrial-scale carbon storage operation, the Sleipner area project has attracted great international attention. Statoil has helped to launch a new European network on dealing with carbon dioxide, with companies from all over Europe participating.

The annual report goes on to say:

Statoil supports the Kyoto protocol and the adoption of emission trading to limit the release of greenhouse gases in a cost-effective manner. The group is making the necessary preparations to meet requirements for lower greenhouse gas emissions. During 2002, it doubled its investment in the World Bank's carbon fund to USD 10 million. . . .

Alternative automotive fuels and new additives are under constant assessment and testing. Renewable fuel products such as rape methyl ester (RME), bio-ethanol and biogas are offered where customer demand exists.

Suncor's Climate Change Action Plan, available on its web site at www.suncor.com includes, among other items, the following:

Under item 2, Renewable Energy Sources:

Suncor is also a founding member, along with the Pembina Institute for Appropriate Development, of the Clean Air Renewable Energy Coalition. It is an alliance of corporate, environmental, non-governmental and municipal organizations to accelerate development of Canada's renewable energy industry. The Coalition is comprised of major corporations, five environmental organizations and the Federation of Canadian Municipalities.

Under item 7, Measuring and Reporting Progress:

Suncor has committed to researching and adopting the most appropriate international systems and standards for the management of greenhouse gases. Suncor is developing a world-class greenhouse gas management system – a system that is planned to efficiently identify and track emissions, encourage emissions reductions, optimize potential value of the emission reduction portfolio, and provide verifiable reporting.

Also available on the web site is the 2003 Progress Report (36 pages), an annual report on the company's environmental impacts and actions.

A portion of Amerada Hess' web site (www.hess.com.) is devoted to its policies and annual reporting on Environmental, Health Safety and Social Responsibility.

Although the Proponents hope that these citations and quotations will be helpful to the Staff, there is no requirement in Rule 14a-9 that such citations appear in the Proponents' shareholder proposal since a failure to include them is not material.

(9)

To assist the Staff with respect to the first sentence of Whereas paragraph 9, see the article entitled "A New Kind of Help Wanted" in the "Oil & Gas Investor", September 1, 2001, at page 61.

To assist the Staff with respect to the second sentence of Whereas paragraph 9, see the article entitled "Living with the Enemy" in "The Economist" of August 7, 2003 (August 9 for U.S. Edition.)

(10)

The Company does not deny the accuracy of the statement, but states that it will amend its behavior in the future. If true, it is free to so claim in its statement in opposition to the Proponents' shareholder proposal, but the Company has failed to point out any false statement on the part of the Proponents.

In summary, Anadarko has failed to establish that any of the statements made by the Proponents is untrue or misleading. (If the Staff were to disagree, the Proponents would, of course, be pleased to amend the proposal to conform it to the Staff's position.) Instead, the Company has either professed an inability to find readily available materials or argued that the Proponents statement should be cluttered with unnecessary and unneeded citations that will only serve to distract from the flow of their argument. Anadarko should not be permitted to claim that a failure to footnote a shareholder proposal (limited as it is to 500 words) is a violation of Rule 14a-9 when anyone curious about any statement can easily find its source on the web without the aid of any citation in the body of the shareholder proposal.

RULE 14a-8(i)(10)

The Company's 10-K merely states that the Company attempts to comply with current laws and that laws may change in the future. It does note that both current and future laws and regulations could have a material effect on the Company. This is not responsive to the Proponents shareholder proposal which requests information as to how Anadarko is responding to pressures to reduce greenhouse gas emissions. Indeed, the boilerplate language employed by Anadarko could probably be used equally well by each and every registrant. Since it provides no information whatever about the Company, it is not responsive to the Proponents request (and may well illustrate how unhelpful to investors is the current reporting system with respect to environmental and many other matters).

The Company's web site fares no better. Again, the "7 Guiding Principles" do nothing either to distinguish Anadarko from any other company in any industry or to respond to the specific request made by the Proponents in its shareholder proposal that the Company report on its response to pressures to reduce greenhouse gas emissions.

In short, since neither the 10-K nor the web site address greenhouse gas emissions in any manner, shape or form, the Proponents' shareholder proposal cannot be moot and is therefore not excludable by virtue of Rule 14a-8(i)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: W. Mark Young, Esq.
Vidette Bullock Mixon
Shelly Alpern
Caroline L. Williams
Adam Kanzer
Linda Roberts
Robert Walker
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Anadarko Petroleum Corporation
Incoming letter dated December 19, 2003

The proposal requests that the board prepare a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions.

We are unable to concur in your view that Anadarko may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- provide a citation to a specific source for the sentence that begins "In 2001, the Intergovernmental Panel . . ." and ends ". . . is attributable to human activities";
- provide a citation to a specific source for the sentence that begins "The Bush Administration's . . ." and ends ". . . of heat waves";
- provide a citation to a specific source for the sentences that begin "100+ countries have ratified . . ." and end ". . . initiated by governors";
- provide a citation to a specific source for the sentence that begins "According to recent polls . . ." and ends ". . . controls on GHG emissions";
- recast the sentence that begins "Recent reports by CERES . . ." and ends ". . . risks to investors" as the proponents' opinion and provide a citation to a specific source;
- provide a citation to a specific source for the sentence that begins "The reinsurer Swiss Re . . ." and ends ". . . regulation of GHG emissions";
- recast the sentence that begins "Our industry is highly exposed . . ." and ends ". . . oil and gas combustion" as the proponents' opinion and provide a citation to a specific source;
- provide a citation to a specific source for the sentences that begin "Industry leaders . . ." and end ". . . $650 million"; and

- provide a citation to a specific source for the sentences that begin "According to Oil and Gas Investor . . ." and end ". . . retain quality employees".

Accordingly, unless the proponents provide Anadarko with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Anadarko omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Anadarko may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Anadarko may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Anadarko may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Anadarko may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Anne Nguyen
Attorney-Advisor